ADIRA ENERGY ANNOUNCES APPOINTMENT OF NEW CEO

TORONTO, June 2, 2011 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). The Board of Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce the appointment of Mr. Hezi Kugler as permanent Chief Executive Officer, effective June 1, 2011.

Mr. Kugler’s experience includes managing private business in the energy space, practicing law as a senior partner; and Director General of Israel’s Ministry of National Infrastructures responsible for petroleum exploration, and Israel energy policy among others.

“We are delighted to welcome Mr. Kugler as Chief Executive Officer of Adira Energy,” stated Dennis Bennie, Adira's Chairman. “He brings excellent synergistic capabilities and experience as the leader of a strong management team. I am confident he will meet the expectations of all our partners and stakeholders.”

As incoming CEO of Adira Energy, Mr. Kugler commented: “I am confident of Adira Energy’s positioning in the Israeli energy sector. The Company is in the right place at the right time. It holds licenses for exploration in promising oil and gas prospects with the potential for expedited supply to Israel’s burgeoning economy. The strong investor profile and first-class professional team in Adira Energy makes it an exciting opportunity in the rapidly growing Israeli energy sector.”

About Mr. Hezi Kugler

Mr. Kugler served as Director General of Israel’s Ministry of National Infrastructures from 2006 to 2009 and since then has headed his own company in various initiatives in Israel’s energy sector, particularly solar energy, and as a lecturer in the University Of Haifa School Of Natural Resources and the Environment, on “Israeli Energy Policy”.

The Ministry of National Infrastructures is responsible for planning and developing national infrastructures in Israel’s energy and water sectors, with the goal of preparing them for the needs facing the country in the coming years. The Ministry oversees the following agencies, among others, The Fuel Authority; Natural Gas Authority; The Israel Electric Corporation; and the Petroleum and Energy Infrastructures Ltd.

Mr. Kugler was previously a senior partner in the Herzliya, Israel law firm “Eitan Mehulal Pappo Kugler”, a lecturer in the Tel-Aviv College of Management, Economics Department on Securities Law, and has served as a member of boards of directors for Israel-based subsidiaries of major international and local Israeli companies. He holds a BA in Political Science from Bar-Ilan University and an LLB from Tel-Aviv University.

As Director General of Israel's Ministry of National Infrastructures, Mr. Kugler played a central role in devising Israeli policy on a balanced “fuel basket” with a much higher emphasis on natural gas, renewable energy, energy efficiency, and cleaner sources of generation. He oversaw development of the natural gas system in Israel, upgrading of Israel’s electricity system, led initiatives on the first major projects for solar energy plants in Israel, streamlining of government procedures for land-allocation and related statutory processes, revision of regulations so as to grant incentives to investors, and close interaction with the financial sector for funding of ventures. Mr. Kugler spearheaded funding initiatives in the clean-tech industry for start-ups, fostered close cooperation between the Israeli government and the US Department of Energy, and established public-private partnerships in support of joint programs.

Mr. Kugler was born in New York City, USA, and was raised and educated in New York and Israel. He will continue to be based in Israel at the Company’s Tel Aviv office.

CEO Option Grants

As part of his compensation agreement Mr. Kugler will receive 2,276,218 incentive options under the stock option plan of the Company. Terms of the options include an exercise price of $0.50 per common share, a vesting schedule allowing for 12.5% of the options to vest within 6 months of the date hereof with an additional 12.5 vesting each subsequent 6 month period until the options are fully vested on December 1, 2015. The options expire on June 1, 2016.

The agreement with Mr. Kugler also provides for an acceleration of vesting if the event of a change of control occurring in the Company.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively onshore in the Hula Valley of Northern Israel and, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President, Corp. Dev.	Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 0963	+972-3-7693333 or +972-54-6699311

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Adira Energy Ltd. 120 Adelaide Street West, Suite 1204, Toronto, Ontario, M5H 1T1, Canada, Tel: +1.416.250.1955, Fax: +1.416.361.6455